The 2.0 Collective



LETTER   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

Dear investors,

When we last updated y'all, we had just closed the Community Round in Q4 to push our first 2 markets through the community flywheel – immense thanks to y'all! 🏆 Since then, we've realized a huge potential to pioneer a brand new market category: "Career Insight + Resiliency." This category embodies a transformative approach to career advancement that intertwines deep self-awareness with adaptive resilience. In today's dynamic work environment, success hinges on the ability to react. It also not only hinges on technical prowess but also on individuals' capacity to understand themselves, their aspirations, and their ability to navigate challenges with resilience and foresight.

Career Insight entails the process of introspection, assessment, and exploration to unearth one's strengths, passions, and career trajectory, while Resiliency equips professionals with the psychological fortitude and coping mechanisms to overcome obstacles, adapt to change, and thrive amidst uncertainty.

Together, Career Insight + Resiliency forge a proactive, forward-thinking framework that empowers individuals to sculpt fulfilling careers marked by purpose, growth, and resilience.So how does that specifically work for 2.0? The 2.0 Collective is the category creator for the career data + management space. Wherein lies HRTech, culture, growth, talent management, etc., there is a massive emphasis on reactive talent management and uber-proactive planning. The connective tissue is missing: the consistent truth of what the workforce needs and how that can be translated into work.

The 2.0 Collective is an evolutionary career solutions company, focused on supporting the changing needs of professionals.

React. Clarify. Leverage. Perpetual proactivity.

We need your help!

COMMUNITY! The way we rapidly grow – and frankly, how we grow the best – is when trusted referrals happen. Ambition attracts ambition. One of our customers summed up how we make the greatest impact for ambitious professionals: "We all get to a point where we question our meaning for the life we live. Can success be measured by our ability to realize our dreams? It *can* give meaning to our lives; if we bring to life the potential we see." At 2.0, success is measured and given meaning.

Sincerely,

Lynn Luong

ceo + co-founder

How did we do this year?

REPORT CARD

B+

☺ The Good	☹ The Bad
🌟 Pioneered brand new CATEGORY: we're the leaders of Career Insights + Resiliency where reactive powers proactive career resilience	Team consistency - we all wear all the hats so it's tough to really find ownership over a certain area when you have to do everything
🚀 Chosen to host a talk at ATX Startup Week - it went so well that throughout the week, attendees talked about it in bathrooms	Investor vs. Revenue Streams Focus: When one was on the uptick, the other got less attention. The struggle was balancing both.
🏡 Hosted our very first scalable 2.0 Accelerator where paying customers got to accelerate their first month of career clarity	Written Communication (investor updates): all in-person + URL comms for customers, partners were prioritized over this

2023 At a Glance

January 1 to December 31



$3,801
Revenue



-$151,698
Net Loss



$197
Short Term Debt





$185,400
Raised in 2023

$62,857
Cash on Hand
As of 10/ 6/23

INCOME BALANCE NARRATIVE


Revenues
Profit
US$0
-US$20
US$3,801
-US$151,698
2022
2023

Net Margin: -3,991% Gross Margin: 75% Return on Assets: -560% Earnings per Share: -$0.03 Revenue per Employee: $1,267

Cash to Assets: 0% Revenue to Receivables: ~ Debt Ratio: 1%

The_2.0_Collective_Inc_Financial_Statements___Review_Report-_Final.pdf
BalanceSheet.pdf
StatementofCashFlows.pdf
ProfitandLoss__1_.pdf

We ❤ Our 21 Investors

Thank You For Believing In Us

William Martin
Christina Randall
Jacob Clark
Robert Hunt
David Hunt
Andrew Capets
Emily Thilo
Sam Cohen-Gussack
Rich Smith
Blake Pierce
Leo Gussack
Austin Buben
Jake Smith
Noah Wittman
Amy Prcela
Edward Currie
David Altounian
Fahim Nasim
Andy Ambrose
Gregory Phillips
Joe Stapleton

Thank You!

From the The 2.0 Collective Team







Lynn Luong 📷 in
ceo + co-founder
⚡ ecosystem builder - emerging startups, innovation (1st Charlotte Innovation Week!) most recently: Head of Innovation Advancement @ Truist w/ focuses in opportunity...

Garrett Evans 📷 in
coo + co-founder
🍞 scaled + sold first company before 22. most recently: Leadership at DealCloud from startup > acquisition > IPO (diehard team!). 1st adult job was working 110+ hou...

Brian Wanome in
cto
🍞 bread + butter: machine-learning, AI, data | prev: tech wiz @ Microsoft, Qualtrics. 1st 2.0 member ever! top tech mentor across several mentorship networks for FAANG +...



Anya Evans in
head of generalist operations (GenOps)
🟩 expanded clean juice (yes, that one!) across the US before 18. bread + butter: brand, content, partnerships, strategy,...



Stefan Friend in
cpo
🚀 repeat startup guru, community leader (most recently: Mighty Networks - Series B). bread + butter:...



Alex Elich-Burr in
cco
🎤 previous news reporter, anchor (!!! so cool). PR, media, communications for indeed and top brands + startups. founder...



Alyssa Caputo in
head of member experience
🍞 bread + butter: community building, hospitality. recently: Director of Marketing at José Andrés. previously: Member...



Katelyn Campbell in
educator-in-residence, advancement + editorial
🍞 building + scaling our strategist curriculum and career-long learning. journalism, composition, creative writing,...



Fahim Nasim
founding strategist-in-residence (IR)
🧑 recently: Technology Leader at Carlyle. went from financial analyst (living for book close) > Consultant > Principal...



Stacey Olin in
founding strategist-in-residence (IR)
👩 currently: attorney + family law mediator. through her practice, she found that women need more support so... found...



Jamie Gianne Caputol in
lead story writer + production
📖 spun up the story team to operationalize process for professionals to tell their stories via pitches, cover letters, etc....

Details

The Board of Directors

Director	Occupation	Joined
Lynn Luong	CEO @ The 2.0 Collective Inc	2022

Officers

Officer	Title	Joined
Lynn Luong	CEO	2022

Voting Power ❓

Holder	Securities Held	Voting Power
Lynn Luong	4,810,000 Common Stock	86.6%

Past Equity Fundraises

Date	Amount	Security	Exemption
09/2022	$10,000	Safe	Section 4(a)(2)
01/2023	$20,000	Common Stock	Section 4(a)(2)

01/2023	$20,000	Common Stock	Section 4(a)(2)
02/2023	$100,000		Section 4(a)(2)
10/2023	$65,400		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
02/01/2023	$100,000	5.0%	20.0%	$3,000,000	02/01/2025

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	7,500,000	5,552,500	Yes

Warrants: 0
Options: 0

Form C Risks:

The Company's revenue model may be impaired or change. The Company's success depends mainly on its ability to sell the Company's product offerings. The company may generate but retain some or all of the earnings for growth and development of its business and, accordingly, not make distributions to the shareholders. If the Company does not generate revenue, its business, financial condition, and operating results will be materially adversely affected. The Company has made certain assumptions about the marketplace in order to create financial projections for the business. There is risk associated with the accuracy of these projections due to continuous market changes, new feature introductions by competitors, changes in consumer preferences and shifts in user demographics. In order to mitigate this risk, the Company has taken great care to ensure the reliability and source quality of key assumptions used in the business plan. The company diligently researches publicly-available information and initiatives of competitors' changes in the marketplace and changes in consumer preferences.

The Company intends to use a significant portion of the proceeds from the offering for unspecified working capital. The offering proceeds will be used by the Company in the ways management deems most effective towards the Company's goals. Such portion of the proceeds from this offering will be used for the purpose that the company's management deems to be in its best interest in order to address changed circumstances or opportunities. As a result of the foregoing, the Company's success will be substantially dependent upon its discretion and judgment with respect to application and allocation of such portion of the proceeds of this Offering. The company may choose to use the proceeds in a manner that the investors do not agree with and investor may have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations, and ultimately cause an investor to lose all or portion of his or her investment.
Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of your investment. The failure of our management. to apply these funds effectively could result in financial losses.
The Company's management, subject to the supervisory powers of the Board of Directors, has absolute discretion to spend the proceeds of this offering for any general corporate purpose, including but not limited to providing a salary to corporate officers and the repayment of certain authorized shareholder loans to the Company. The Company's management is committed to the long-term growth of the business and, thus, cannot assure you that the proceeds will yield any return in the short or immediate term, if at all.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Were recurring revenue to decrease, further cuts would be needed and hurt the Company's ability to meet its goals. Even if the Company raises the entire round successfully, we may need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

We have minimal operating capital and our ability to maintain and expand our operations is dependent on raising capital or other financing alternatives. We have a history of accumulated deficits that may recur in the foreseeable future. Startups often depend on raising several rounds of additional capital until they're profitable. There can be no assurance that we will be able to successfully raise operating capital. The failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. The failure to raise sufficient operating capital could put your investment dollars at significant risk.

We have made key assumptions about professionals and their desires for mentorship and community. Should any of those assumptions prove false, we may struggle to be adopted in the market, or our ability to grow may be capped.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

The 2.0 Collective Inc.

Delaware Corporation
Organized September 2022
3 employees
1300 South Blvd
Suite 1300
Charlotte NC 28203 https://the20.co

Business Description

Refer to the The 2.0 Collective profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The 2.0 Collective is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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